Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Georgia Gulf Corporation

We consent to the inclusion in the registration statement No. 333-142349 on Amendment No.1 to Form S-4 of Georgia Gulf Corporation of our report dated April 29, 2006, except as to note 28 which is as of August 29, 2006, with respect to  the consolidated balance sheets of Royal Group Technologies Limited as of December 31, 2005 and 2004 and the related consolidated statements of earnings, retained earnings and cash flows for the year ended December 31, 2005, the fifteen month period ended December 31, 2004 and the year ended September 30, 2003, which report appears in the Amendment No.1 to Form S-4 of Georgia Gulf Corporation dated May 18, 2007 and to the reference to our firm under the heading “Experts” in such registration statement.

/s/ KPMG LLP,	Licensed Public Accountants

Toronto, Ontario

May 17, 2007